SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 333-01926

                           NOTIFICATION OF LATE FILING

(Check One): Form 10-K      Form 11-K      Form 20-F      |X| Form 10-Q
   Form N-SAR

      For Period Ended:       December 31, 1998

   Transition Report on Form 10-K           Transition Report on Form 10-Q
   Transition Report on Form 20-F           Transition Report on Form N-SAR
   Transition Report on Form 11-K

      For the Transition Period Ended:
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      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       Doctors Health, Inc.
                        --------------------------------------------------------

Former name if applicable           Not applicable
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Address of principal executive office (STREET AND NUMBER)
                        711 W. 40th Street, Suite 204
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City, state and zip code      Baltimore, Maryland  21211
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                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)   The subject annual report, semi-annual report, transition report
[x] on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, -10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Issuer could not file its Form 10-Q within the prescribed time period due to difficulties in connection with gathering information for and assembling the requisite financial statements. The Issuer has lost a significant number of its finance department personnel and currently has very limited resources available for the preparation of the Form 10-Q. On November 16, 1998, the Company filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Maryland, Baltimore Division (case no. 98-6=6211-JS). As a result of the loss of finance personnel, it is necessary for the Company to hire outside accountants to prepare the financial data required in the Form 10-Q. However, the incurrence of such an expense must first be approved by the Bankruptcy Court with jurisdiction over the Company's bankruptcy. The need to comply with these bankruptcy procedures has further delayed the preparation of the Form 10-Q.

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                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      Elizabeth R. Hughes                       (410)       244-7608
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            (Name)                        (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). |X| Yes        No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Doctors Health, Inc.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  February 17, 1999       By:   /s/ Thomas F. Mapp
                                    ------------------------------------------
                                    Thomas F. Mapp
                                    Chief Executive Officer

      INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Securities and Exchange Commission
Form 12b-25
Commission File No. 333-1926
Notification of Late Filing
Attachment for Part IV (3) Other Information

The Company anticipates that its net loss for the three months ended December 31, 1998 will be substantially greater than its net loss for the three months ended December 31, 1997 due to an increase in medical services expenses. On November 16, 1998, the Company filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Maryland, Baltimore Division (case no. 98-6-6211-JS). During September and November 1998 the Company terminated all of its global capitation contracts. As a result, revenues for the three month period ended December 31, 1998 are expected to be significantly less than reported for the same period in 1997. Due to resignations of several key finance department employees, the Company requires additional time to accurately determine its financial results for the three months ended December 31, 1998. As a result of the above, the Company does not believe it would be able to make a reasonable estimate of its results of operations as of the date of this filing.

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